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                            MODERN WOODMEN OF AMERICA
                           A FRATERNAL BENEFIT SOCIETY
               HOME OFFICE: 1701 1ST AVENUE, ROCK ISLAND, IL 61201
VARIABLE PRODUCT ADMINISTRATIVE CENTER: P.O. BOX 9284, DES MOINES, IA 50306-9284


                          COST OF LIVING INCREASE RIDER

        This rider is a part of the certificate to which it is attached.


SECTION 1 - DEFINITIONS

1.1 EFFECTIVE DATE
means the date shown for this rider on the certificate data page.

1.2 CPI
means the Consumer Price Index For All Urban Consumers, U.S. City Average, All Items (CPI) as published by the U.S. Department of Labor.

We reserve the right to use some other similar measurement if the U.S. Department of Labor changes or stops publishing the CPI.

1.3 CPI FACTOR
The CPI Factor is calculated as follows:

         (a) - (b)   where:
         ---------
             (b)

a) is the CPI 6 months prior to the increase date; and

b) is the CPI 42 months prior to the increase date.


SECTION 2 - THE CONTRACT

2.1 INCREASE BENEFIT
The specified amount on the insured's life will increase automatically every third certificate anniversary without proof of insurability. Such increase will be subject to the following rules:

a) The certificate and this rider must be in force with all needed monthly deductions paid.

b) The increase will take place every third certificate anniversary after the certificate date. Such anniversary will be the effective date of the increase.

c) The increase amount will be the lesser of:

   i) the initial specified amount plus any prior increases under this rider multiplied by the CPI Factor;

   ii)  20% of the initial specified amount; or

   iii) $25,000.

d) The minimum increase amount is $2,000

e) The total amount of all increases under this rider will be the lesser of:

   i)   four times the initial specified amount on this certificate; or

   ii)  $200,000.

f) The cost of insurance rate for the increase will be based on the insured's sex, attained age and most recently underwritten rate class at the time of increase.

g) We will send you a new certificate data page showing the new specified amount following an increase.

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h) Any increase will be subject to per $1,000 charges shown in the certificate.

i) The increase will not be allowed if the mortality class is substandard.


2.2 REJECTION OF INCREASE
We will mail you a new certificate data page on the effective date of any increase. Acceptance is automatic. You may reject the cost of living increase by notice to us and return of the new certificate data page within 30 days of the increase date

2.3 TERMINATION
All rights and benefits under this rider will terminate when any of the following occur:

a) any automatic cost of living increase is rejected;

b) the later of:

   i)  the certificate anniversary on which the insured is age 65; or

   ii) the 10th certificate anniversary;

c) you request that the specified amount be decreased except that a decrease that is a direct result of a partial withdrawal or of changing the death benefit option will not terminate this rider;

d) you request that the certificate or this rider be cancelled;

e) the grace period specified in the certificate ends without payment of the monthly deductions; or

f) termination of the certificate.

If the rider is terminated, prior increases will remain in effect provided the certificate remains in effect.

2.4 CERTIFICATE PROVISIONS APPLY
All provisions of the certificate not in conflict with this rider will apply to this rider. In the event of a conflict between the provisions of the certificate and this rider, the provisions of this rider will prevail.


SECTION 3 - MONTHLY DEDUCTIONS AND REINSTATEMENT

3.1 MONTHLY DEDUCTIONS
The monthly deduction for this rider will be deducted on the same dates, in the same manner and under the same conditions as the monthly deductions for the certificate to which this rider is attached. Monthly deductions for this rider are due until the rider terminates. Any monthly deductions deducted after termination, as provided in this rider, will not continue this rider in force and will be refunded.

The current monthly deduction rates for this rider will be determined by us. If we change the rates, we will change them for everyone in the insured's premium class. The current monthly deduction rates for this rider will never be more than 6% of the guaranteed maximum monthly insurance rates shown on the certificate data page.

3.2 REINSTATEMENT
This rider may be reinstated along with the certificate subject to the requirements of the certificate and the following:

a) The insured must provide proof of good health and insurability satisfactory to us.

b) All unpaid monthly deductions must be paid with interest. We will set the interest rate, but it will not exceed 6% per year.


                    /s/ Clyde Schoeck
                         President

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                         /s/ J. V. Standaert
                         National Secretary